UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
Genetron Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.00002 per share

(Title of Class of Securities)
37186H100**

(CUSIP Number)

Mr. Sizhen Wang FHP Holdings Limited c/o 1-2/F, Building 11, Zone 1, No. 8 Life Science Parkway Changping District, Beijing, 102206, People’s Republic of China +86 (10) 5090-7500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  This statement on Schedule 13D constitutes an initial Schedule 13D filed jointly by Mr. Sizhen Wang and FHP Holdings Limited, with respect to ordinary shares, par value US$0.00002 per share (“ordinary shares”) of Genetron Holdings Limited, a Cayman Islands company (the “Company”).

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the Company, which are quoted on NASDAQ Global Market under the symbol “GTH.” Each ADS represents five (5) ordinary shares, par value US$0.00002 per share. On October 11, 2023, the Company announced a change of the ratio of its ADS to ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing fifteen (15) ordinary shares on or about October 26, 2023.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H100	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Sizhen Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,492,915 ordinary shares(1)
	8	SHARED VOTING POWER 4,339,500 ordinary shares(2)
	9	SOLE DISPOSITIVE POWER 31,117,620 ordinary shares(3)
	10	SHARED DISPOSITIVE POWER 4,339,500 ordinary shares(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,832,415 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Represents (i) 5,814,480 ordinary shares and 5,000,000 ordinary shares in the form of ADSs held by FHP Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Mr. Sizhen Wang, (ii) 11,313,140 ordinary shares in the form of ADSs held by Mr. Sizhen Wang, (iii) 8,990,000 ordinary shares in the form of ADSs held by SUPER SAIL, LLC, a wholly owned limited liability company solely owned by Alliance Trust Company, Trustee of Super E Growth Trust, where Mr. Sizhen Wang is the settlor, and (iv) 61,375,295 ordinary shares collectively held by FHP Acting-in-Concert Group (as defined below).

(2)	Represents a total of 4,339,500 ordinary shares held by Genetron Discovery Holdings Limited as a record holder, which Mr. Sizhen Wang owns approximately 50.8% equity interests.

On November 19, 2019, FHP Holdings Limited, Mr. Hai Yan, Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P. entered into a concert party agreement (Mr. Hai Yan, Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P., collectively, the “FHP-Acting-in-Concert Group”), pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at the Company’s shareholders’ general meetings and the Company’s board meetings, (ii) recognize the controlling position of FHP Holdings Limited; and (iii) act in concert in accordance with FHP Holdings Limited’s opinions in respect of the daily operations and management and the major decision-making of the Company.

(3)
Represents (i) 5,814,480 ordinary shares and 5,000,000 ordinary shares in the form of ADSs held by FHP Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Mr. Sizhen Wang, (ii) 11,313,140 ordinary shares in the form of ADSs held by Mr. Sizhen Wang, (iii) 8,990,000 ordinary shares in the form of ADSs held by SUPER SAIL, LLC, a wholly owned limited liability company solely owned by Alliance Trust Company, Trustee of Super E Growth Trust, where Mr. Sizhen Wang is the settlor.

(4)	Calculated based on 464,453,220 ordinary shares issued and outstanding as of October 11, 2023 as provided by the Company in the Merger Agreement (as defined below).

CUSIP No. 37186H100	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS FHP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,189,775 ordinary shares(1)
	8	SHARED VOTING POWER 0 ordinary shares
	9	SOLE DISPOSITIVE POWER 10,814,480 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,189,775 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Represents (i) 5,814,480 ordinary shares and 5,000,000 ordinary shares in the form of ADSs held by FHP Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands company and (ii) 61,375,295 ordinary shares collectively held by FHP Acting-in-Concert Group.

(2)
Represents 5,814,480 ordinary shares and 5,000,000 ordinary shares in the form of ADSs held by FHP Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Mr. Sizhen Wang.

On November 19, 2019, FHP Holdings Limited, Mr. Hai Yan, Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P. entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at the Company’s shareholders’ general meetings and the Company’s board meetings, (ii) recognize the controlling position of FHP Holdings Limited; and (iii) act in concert in accordance with FHP Holdings Limited’s opinions in respect of the daily operations and management and the major decision-making of the Company.

(3)	Calculated based on 464,453,220 ordinary shares issued and outstanding as of October 11, 2023 as provided by the Company in the Merger Agreement (as defined below).

CUSIP No. 37186H100	13D	Page 3 of 6 Pages
Item 1. Security and Issuer
This Schedule 13D relates to the ordinary shares of the Company, par value US$0.00002 each.
The Company’s ADS, each representing five ordinary shares, are listed on NASDAQ Global Market under the symbol “GTH.” On October 11, 2023, the Company announced a change of the ratio of its ADS to ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing fifteen (15) ordinary shares on or about October 26, 2023.
The principal executive offices of the Company are located at 1-2/F, Building 11, Zone 1, No. 8 Life Science Parkway, Changping District, Beijing, 102206, People’s Republic of China.
Item 2. Identity and Background.
Mr. Sizhen Wang and FHP Holdings Limited are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”
(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.
Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the ordinary shares held by each other Reporting Person.
The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).
Mr. Sizhen Wang is the co-founder, chairman of the board of directors and chief executive officer of the Company. Mr. Sizhen Wang is a PRC citizen. The principal business address of Mr. Sizhen Wang is 1-2/F, Building 11, Zone 1, No. 8 Life Science Parkway, Changping District, Beijing, 102206, People’s Republic of China. FHP Holdings Limited is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. FHP Holdings Limited is wholly owned by Mr. Sizhen Wang. The principal business address of FHP Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.
The name, business address, present principal occupation or employment and citizenship of the director of FHP Holdings Limited are set forth on Schedule A hereto and are incorporated herein by reference.
(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an agreement and plan of merger, dated as of October 11, 2023, (the “Merger Agreement”), among New Genetron Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Genetron New Co Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”).
It is anticipated that approximately US$50.9 million will be expended in acquiring the outstanding ordinary shares other than the Rollover Shares (as defined below) pursuant to the Merger Agreement. The Merger will be funded through cash contribution by Wealth  Strategy Holding Limited, Surrich International Company Limited, Tianjin Kangyue Business Management Partnership (Limited Partnership), CICC Healthcare Investment Fund. L.P., CCB (Beijing) Investment Fund Management Co., Ltd. and Wuxi Huihongyingkang Investment Partnership (Limited Partnership) or their respective affiliates (each a “Sponsor” and collectively the “Sponsors”). Parent has entered into certain equity commitment letters with the Sponsors, each dated October 11, 2023 (the “Equity Commitment Letters”), pursuant to which the Sponsors have agreed, subject to the terms and conditions thereof, to provide the financing amounts, up to US$52.4 million, for the purpose of financing the Merger consideration and certain other expenses in connection with the Merger. Each of the Reporting Persons and certain other

CUSIP No. 37186H100	13D	Page 4 of 6 Pages

shareholders of the Company has agreed to roll over certain ordinary shares (including ordinary shares represented by ADS) he, she or it beneficially owns (the “Rollover Shares,” and the holder thereof, “Rollover Shareholders”) in connection with the Merger in accordance with the terms and conditions of the relevant rollover and support agreement entered into with Parent dated October 11, 2023 (the “Support Agreement”).
The descriptions of the Merger, the Merger Agreement, the Equity Commitment Letters and the Support Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

On August 21, 2022, Mr. Sizhen Wang submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the ordinary shares, including ordinary shares represented by ADS, not beneficially owned by him or any of his affiliates for cash consideration equal to US$0.272 per ordinary share or US$1.36 per ADS (the “Proposed Transaction”).
On October 11, 2023, the Company entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each ordinary share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.272 per ordinary share or US$1.36 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated June 18, 2020, entered into by and among the Company, the Bank of New York Mellon (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which will be cancelled without payment of any cash consideration therefor, (b) ordinary shares (including ordinary shares represented by ADSs) owned by Parent, Merger Sub or the Company or any of their subsidiaries or held in the Company’s treasury, which will be cancelled without payment of any consideration therefor, (c) ordinary shares (including ordinary shares represented by ADSs) recorded under the name of the Depositary as a member in the register of members of the Company and reserved for issuance and allocation pursuant to the Company share incentive plans, which will be cancelled without payment of any consideration therefor (such ordinary shares set forth in (a), (b) and (c), the “Excluded Shares”), and (d) ordinary shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (as amended) of the Cayman Islands (the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (as amended) of the Cayman Islands.
On October 11, 2023, the Company announced a change of the ratio of its ADS to ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing fifteen (15) ordinary shares on or about October 26, 2023. Assuming the completion of such change of ratio, the holder of ADSs (other than the Excluded Shares) shall be entitled to receive US$4.08 in cash per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement), without interest and net of any applicable withholding taxes.
The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the approval of the Merger by the affirmative vote of holders of ordinary shares (including ordinary shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding ordinary shares present and voting in person or by proxy as a single class at the shareholders meeting of the Company or any adjournment or postponement thereof, (ii) the aggregate amount of Dissenting Shares shall be less than 15% of the total outstanding ordinary shares immediately prior to the Effective Time, and (iii) certain regulatory approvals. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.
The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding ordinary shares other than the Excluded Shares. If the Merger is completed, the Company will become a wholly owned subsidiary of Parent and Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market.
Concurrently with the execution of the Merger Agreement, each of the Reporting Persons and other Rollover Shareholders entered into the Support Agreement with Parent, dated as of October 11, 2023, pursuant to which, among other things and subject to the terms and conditions set forth therein, each of the Reporting Persons has agreed to (A) vote all Rollover Shares (together with any other ordinary shares or equity securities of the Company acquired, whether beneficially or of record, by such Reporting Person after the date thereof and prior to the Effective Time, including any ordinary shares acquired by means of purchase, dividend or distribution, or issued upon the exercise or vesting of any award under any Company share incentive plan, or any other options or warrants, or the conversion of any convertible securities or otherwise) held directly or indirectly by him or it in favor of the authorization and approval of Merger Agreement and transactions contemplated thereunder, and (B) upon

CUSIP No. 37186H100	13D	Page 5 of 6 Pages

the terms and subject to the conditions of the Support Agreement, cancel the Rollover Shares beneficially owned by him or it and receive no cash consideration for cancellation of the Rollover Shares in accordance with the Merger Agreement in exchange for newly issued shares in Parent.
Concurrently with the execution of the Merger Agreement, the Sponsors entered into certain Equity Commitment Letters, pursuant to which the Sponsors will provide or cause to be provided, subject to the terms and on the conditions set forth therein, equity financing to Parent in an amount up to US$52.4 million in connection with the Merger.
After the Effective Time, Parent will be beneficially owned by the Reporting Persons, Sponsors and other Rollover Shareholders.
Concurrently with the execution of the Merger Agreement, Mr. Sizhen Wang and the Sponsors entered into an interim investor agreement (the “Interim Investor Agreement”), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Merger.
The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Support Agreement, and the Interim Investor Agreement, copies of which are attached hereto as Exhibits B, C and D respectively, and which are incorporated herein by reference in their entirety.
Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a)–(b)         The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
As a result of entering into the Support Agreement and the Interim Investor Agreement, the Reporting Persons may be deemed to be members of a “group” with the other Rollover Shareholders pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the ordinary shares (including ordinary shares represented by ADSs) beneficially owned (or deemed to be beneficially owned) by any of the other Rollover Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any ordinary shares (including ordinary shares represented by ADSs) that are beneficially owned (or deemed to be beneficially owned) by any of the other Rollover Shareholders. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the other Rollover Shareholders.
(c)                Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares during the past 60 days.
(d)                Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by any of the Reporting Persons.
(e)                Not Applicable.
Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
The descriptions of the principal terms of the Merger Agreement, the Support Agreement and the Interim Investor Agreement under Item 3 and Item 4 are incorporated herein by reference in their entirety. Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Support Agreement, and the Interim Investor Agreement, copies of which are attached hereto as Exhibits B, C and D respectively.

CUSIP No. 37186H100	13D	Page 6 of 6 Pages

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented as follows.

Exhibit No.	Description
A	Joint Filing Agreement dated October 20, 2023 by and among the Reporting Persons.
B
Agreement and Plan of Merger, among New Genetron Holding Limited, Genetron New Co Limited and the Company, dated as of October 11, 2023, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on October 11, 2023.

C	Rollover and Support Agreement, dated as of October 11, 2023, among the Reporting Persons, other Rollover Shareholders and Parent.
D	Interim Investor Agreement, dated as of October 11, 2023, among Mr. Sizhen Wang, Parent, Merger Sub and the Sponsors

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2023

Sizhen Wang		/s/ Sizhen Wang
Sizhen Wang

FHP Holdings Limited	By:	/s/ Sizhen Wang
Name: Sizhen Wang
Title: Director

SCHEDULE A
EXECUTIVE OFFICER AND DIRECTOR

FHP Holdings Limited

The business address of the following individual is 1-2/F, Building 11, Zone 1, No.8 Life Science Parkway, Changping District, Beijing, 102206, People’s Republic of China. Mr. Sizhen Wang is the co-founder, chairman of the board of directors and chief executive officer of the Company.

Directors:

Name	Country of Citizenship
Sizhen Wang	The People’s Republic of China

Executive Officers:

None